Via Facsimile and U.S. Mail
Mail Stop 6010

February 21, 2007

Rory Nealon
Director/Chief Financial Officer
Trinity Biotech plc
IDA Business Park
Bray, CO. Wicklow, Ireland

Re: Trinity Biotech plc
        Form 20-F for Fiscal Year Ended December 31, 2005
        Filed March 31, 2006
        File No. 000-22320

Dear Mr. Nealon:

        We have completed our review of your Form 20-F and have no further comments
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief